UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-31507
(Check one):
☐Form 10-K                     ☐Form 20-F                ☐Form 11-K        ☒Form 10-QSB                    ☐Form N-SAR           ☐Form N-CSR
For Period Ended: March 31, 2004.

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR For the Transition Period
Ended:___________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________
PART I — REGISTRANT INFORMATION

International Trust and Financial Systems, Inc.
Full Name of Registrant

9103 Emmott Road, Building 6, Suite A, Houston Texas 77040
Address of Principal Executive Office
PART II— RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Form 12b-25 0504.doc

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
The registrant is awaiting information from its auditors in order to complete the preparation of the registrant’s March 31, 2004 Form 10-QSB. Accordingly, the registrant requests a five-day extension until May 24, 2004 to file its Form 10-QSB.
PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Wilbert H. Marmion   713     466-6585
(Name)    (Area Code)  (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter     period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒Yes ☐No
(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐Yes ☒No

International Trust and Financial Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

International Trust and Financial Systems, Inc.

Date: May 17	By:	/s/ William H. Marmion

Title: President

Form 12b-25 0504.doc